[VIDEOCON D2H LETTERHEAD]

March 3, 2015

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Videocon d2h Limited Registration Statement on Form F-4 Filed February 4, 2015

Comment Letter Dated February 27, 2015

CIK No. 0001629220

Dear Mr. Spirgel:

This letter is in response to the comment letter of the Staff of the Securities and Exchange Commission dated February 27, 2015 (the “Comment Letter”) regarding the Registration Statement on Form F-4 of Videocon d2h Limited (the “Company”) (the “Form F-4”).

We have addressed each of the Staff’s comments in the order presented in the Comment Letter. For ease of reference, we have included each Staff comment in bold and inserted our response after each comment.

Unaudited Pro Forma Videocon d2h Financial Information, page 96

1.	We note the terms and form of future earn-out payments to stockholders, sponsor, and executive have not been finalized. Please revise your pro forma information to give effect to these equity issuances. As a range of terms are under consideration, you should provide additional pro forma presentations which give effect to the range of possible results, consistent with the guidance in Rule 11-02(b)(8) of Regulation S-X. This information should fully address the anticipated impact upon future results of operations, earnings per share, and ownership percentages.

Response: The Company has revised unaudited pro forma financial information and accompanying footnotes included in the Form F-4 to give effect to the issuances of equity shares pursuant to the earn-out provisions in the Contribution Agreement, and to provide additional pro forma presentations which give effect to the range of possible results, consistent with the guidance in Rule 11-02(b)(8) of Regulation S-X, and in order to fully address the anticipated impact upon future results of operations, earning per share and ownership.

Critical Accounting Policies, page 173

Recognition of deferred assets, page 175

2.	We note your response to our prior comment 11 from our letter dated February 13, 2015 and your new disclosure on page 175. In addition to the positive factors, please also discuss negative factors that you believe will affect your ability to realize suitable taxable income in the next six years. For example, discuss how your debt and interest payments will affect taxable income in the next six years. Disclose why you believe the positive factors will out way the negative factors.

Response: The Company has revised the Form F-4 on page 178 to include this information.

Saurabh Pradipkumar Dhoot

Videocon d2h Limited

March 3, 2015

Certain Key Measures of Financial Performance, page 177

3.	We note your response to our prior comment 12 from our letter dated February 13, 2015. Similar to the information provided in your response, please add disclosure in your filing to discuss the purpose for the measure labeled “subscription and activation charges,” and reconcile this measure to the most compatible IFRS measure(s).

Response: The Company has revised the Form F-4 on page 184 to include this information.

22.	Borrowings, page F-26

4.	We note your response to our prior comment 20 from our letter dated February 13, 2015. However, as noted in paragraph BC48 of IAS 1 BC, “the Board concluded that an entity should classify a loan as non-current only if it has an unconditional right to defer settlement of the loan for at least twelve months after the reporting period. This criterion focuses on the legal rights of the entity, rather than those of the lender.” In this regard, we continue to believe that unless each of your lenders specifically granted to you a waiver in accordance with paragraph 75 of IAS 1 with respect to each loan where the Company has not complied with the terms, conditions and covenants, it would be necessary for you to classify the debt as current. Please revise accordingly. Also, we are unable to locate new disclosure concerning debt covenants requested in our prior comment 57 from our letter dated January 27, 2015.

Response: The Company has restated its financial statement responsive to the Comments of the Staff. Please see pages F-2 to F-77. The Company has included the following notes with respect to the reclassification of long loans. Please see page 191 to 193 for the Company response to prior comment 57.

During the period / year, the company had breached certain provision of long term loan agreements with the banks, such as delay in payment of interest and installments and breach of certain covenants. However, in absence of any communication from banks declaring it as an event of default or for enforcing acceleration of payment of the entire loan amount, the repayment schedule remained unchanged. The Company, therefore, had classified the term loans as non-current liabilities. However, since the Company has not obtained from lenders a specific waiver of their right to accelerate the repayment of entire loan amount by the reporting date, the management of the Company has now decided to classify these long term loan as current liabilities.

28.	Related Party, page F-33

5.	We note your response to our prior comments 21 and 22 from our letter dated February 15, 2015. However, we continue to believe that Videocon Group and its affiliates are related parties under the guidance in IAS 24. Specifically, since Mr. Saurabh Pradipkumar Dhoot is Mr. Pradipkumar Nandlal Dhoot child, we believe that entities controlled or significantly influenced by either Mr. Saurabh Pradipkumar Dhoot or Mr. Pradipkumar Nandlal Dhoot are related parties. We note in paragraph 9 of IAS 24 “[c]lose members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity” which include “(a) that person’s children.” We believe this supports the view that a parent-child relationship is a related party relationship. We believe this related party relationship extends to the entities under the control of these persons and consequently, these entities are related parties consistent with the guidance in paragraph 9(b)(i).

Response: The Company has restated and reclassified its financials in the Form F-4 to reflect this information. Considering the observation from SEC, we are including these entities under related party disclosure.

Saurabh Pradipkumar Dhoot

Videocon d2h Limited

March 3, 2015

Additional Changes:

Industry Report

The Company has updated the MPA Report to 2015, and included three additional graphs on page 146, and 147 of the Form F-4 which it believes will be helpful for investors to better understand the pay-TV industry trends.

Earn out

The Company has updated the Form F-4 to provide further details with regard to the mechanics of the earn outs.

Material Indian Tax Consideration

The Company has updated the section "Material Indian Tax Consideration" on page 117 of the Form F-4 to reflect the changes pursuant to the amendments to the IT Act proposed in the Finance Bill, 2015 presented by the Government of India on February 28, 2015.

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	the comments of the Staff of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Saurabh Pradipkumar Dhoot

Videocon d2h Limited

March 3, 2015

Should you have any questions about the responses in this letter, kindly contact the undersigned at

+91 (22) 4255 5000 or via email at sdhoot@videoconmail.com.

Very truly yours,

__________________________

/s/ Saurabh Pradipkumar Dhoot

Saurabh Pradipkumar Dhoot

Executive Director